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                             April 26, 2022

       Eugene Williams
       Chairman and Chief Executive Officer
       ProMIS Neurosciences Inc.
       Suite 200, 1920 Yonge Street
       Toronto, Ontario
       M4S 3E2

                                                        Re: ProMIS
Neurosciences Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Submitted April 5,
2022
                                                            CIK No. 0001374339

       Dear Mr. Williams:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10 Submitted April 5, 2022

       Item 1. Business
       Our Pipeline, page 2

   1. We note your response to prior comment 1. Please revise the width of the "Discovery"
                                                        and "Preclinical"
columns so they are no larger than the columns for each of Phases 1, 2, and 3.
       Overview of ProMIS Intellectual Property (IP) Portfolio, page 25

   2. We note your Patent Portfolio Summary table in Appendix A. Please clarify in this table whether each patent is
owned or licensed and the type of patent protections.
 Eugene Williams
ProMIS Neurosciences Inc.
April 26, 2022
Page 2
License Agreements, page 26

3. We note your response to prior comment 6 and that your agreement with the University of
      British Columbia will expire upon the expiration of ProMIS    obligation
to pay royalties to
      UBC. Please revise to clarify when the obligation to pay royalties is expected to expire.
      Additionally, we note that your agreement with the University Health Network expires upon expiration of the last patent issued on any of the technology under the agreement. Please revise to clarify when these patent rights are expected to expire.
       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameEugene Williams
                                                           Division of
Corporation Finance
Comapany NameProMIS Neurosciences Inc.
                                                           Office of Life
Sciences
April 26, 2022 Page 2
cc:       Thomas M. Rose, Esq.
FirstName LastName